02025354

Form 6-K

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

RECD S.E.C.
MAR 2 1 2002
080

Washington, D. C. 20549

P.E.
3/1/02

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

UNILEVER N.V.
(Translation of registrant's name into English)

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

WEENA 455 3013 AL P.O. BOX 760 3000 DK ROTTERDAM THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

INCORPORATION BY REFERENCE

Pursuant to Item 12(c) of Form F-3, Unilever N.V. hereby identifies this Report on Form 6-K as being incorporated by reference into the Registration Statement on Form F-3 filed with Securities and Exchange Commission on September 22, 2000, by Unilever N.V., Unilever PLC, Unilever United States, Inc. and Unilever Capital Corporation.

CAUTIONARY STATEMENT

This Report on Form 6-K contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as 'expects', 'anticipates', 'intends' and other similar expressions are intended to identify such forward-looking statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. You are cautioned not to place undue reliance on these forward-looking statements. Further details of these potential risks and uncertainties are given in the Unilever Annual Report & Accounts and Form 20-F 2000.

Unilever

NEWS RELEASE

Contact: Paul W. Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY 10022
(212) 418-8806

FOR IMMEDIATE RELEASE

UNILEVER'S PRE-CLOSE TELECONFERENCE
MONDAY, MARCH 25 2002

New York, NY -- March 21, 2002 -- As previously announced, Unilever will be holding its planned pre-close teleconference on Monday, March 25, ahead of the 2002 First Quarter Results on Friday, April 26, 2002.

The teleconference will commence at 9:00 a.m. EST and lines are open from 8:30 a.m. EST. Given the volume of participants at previous conference calls you are advised to dial-in in good time. Analysts will be able to ask questions during the call.

The presentation material will be made available, at that time, through the relevant stock exchanges, and will be accessible on Unilever's website www.unilever.com.

U.S. DIAL-IN TELEPHONE NUMBER

+ 1 800 446 2782

(If you experience any problems with the above number, please dial: + 1 847 413 3235)

EUROPEAN DIAL-IN TELEPHONE NUMBER

+ 44 (0) 20 7769 6431

(If you experience any problems with the above number, please dial: + 353 1 439 0431)

- more-

The teleconference will be recorded and will be accessible one hour after the conference ends, and will be available up to and including Monday, April 8, 2002. The replay number is:

Replay U.S. line: + 888 843 8996 access code: 4119186
Replay European line: +44 (0) 20 7769 6458 access code: 4119186

The teleconference can also be accessed via Unilever's website from 8:30 a.m. EST and an archived stream will be available from two hours after the conference ends until Monday, April 8.

Teleconferences for 2002 are planned as follows (all at 9 a.m.):

Monday, June 24, 2002 - ahead of Q2 results to be published on Wednesday, July 31, 2002
Monday, September 23, 2002 - ahead of Q3 results to be published on Wednesday, October 30 2002

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UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

Foods: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragú pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good-Humor, Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

By A. BURGMANS
CHAIRMAN

By J.A.A. VAN DER BIJL
SECRETARY

Date: March 21, 2002